Filed pursuant to Rule 433

Registration Statement 333-209867

Thermo Fisher Scientific Inc.

Term Sheet

April 4, 2016

3.000% Senior Notes due 2023

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$1,000,000,000

Maturity Date:	April 15, 2023

Coupon (Interest Rate):	3.000%

Yield to Maturity:	3.078%

Benchmark Treasury:	1.500% due March 31, 2023

Spread to Benchmark Treasury:	T + 155 bps

Benchmark Treasury Price and Yield:	99-26 / 1.528%

Interest Payment Dates:	April 15 and October 15, commencing on October 15, 2016

Redemption Provision:	At any time and from time to time prior to February 15, 2023 (two months prior to their maturity), the issuer may redeem the notes, in whole or in part at its option, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed that would be due if such notes matured on February 15, 2023 (two months prior to their maturity) but for the redemption (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, on and after February 15, 2023 (two months prior to their maturity), the issuer may redeem the notes in whole or in part at its option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	99.512%

Settlement Date:	April 13, 2016 (T+7)

Current Ratings*:	Moody’s: Baa3 (Positive) S&P: BBB (Stable) Fitch: BBB (Stable)

CUSIP:	883556 BN1

ISIN:	US883556BN17

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated. Goldman, Sachs & Co. Morgan Stanley & Co. LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors.

The offering is being made pursuant to an effective registration statement on Form S-3 (including a prospectus) filed with the U.S. Securities and Exchange Commission (the “SEC”). Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Goldman, Sachs & Co. at 1-866-471-2526; or Morgan Stanley & Co. LLC at 1-866-718-1649.